UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, September 2019
_________________________________________________________________
Commission File Number 1-38232
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Fiscal 2020 Second Quarter Results
2	BlackBerry Supplemental Financial Information

Document 1

September 24, 2019
FOR IMMEDIATE RELEASE

BlackBerry Reports Fiscal 2020 Second Quarter Results

•	Total company non-GAAP revenue of $261 million, or 22% growth year-over-year; total company GAAP revenue of $244 million, or 16% growth year-over-year

•	Total non-GAAP Software and Services revenue of $256 million, or 30% growth year-over-year; total GAAP Software and Services revenue of $239 million, or 24% growth year-over-year

•	Total company non-GAAP earnings per basic and diluted share of $0.00; GAAP loss per basic share of $0.08 and GAAP loss per diluted share of $0.10

•	Total company free cash flow generated of $14 million, as reported

Waterloo, Ontario - BlackBerry Limited (NYSE: BB; TSX: BB) today reported financial results for the three months ended August 31, 2019 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Second Quarter Fiscal 2020 Results

•
Total company non-GAAP revenue for the second quarter of fiscal 2020 was $261 million, up 22% year-over-year. Total company GAAP revenue for the second quarter of fiscal 2020 was $244 million, up 16% year-over-year. Total non-GAAP software and services revenue was $256 million, up 30% year-over-year. Total GAAP software and services revenue was $239 million, up 24% year-over-year. Second quarter recurring non-GAAP software and services revenue (excluding IP licensing and professional services) was over 90%. Non-GAAP gross margin was 75% and GAAP gross margin was 72%.

•
Total company non-GAAP operating earnings was $2 million. Total company GAAP operating loss was $43 million. Non-GAAP earnings per share was $0.00 (basic and diluted). GAAP net loss was $0.08 per basic share and $0.10 per diluted share. GAAP net loss includes $36 million for acquired intangibles amortization expense, $14 million in stock compensation expense, $2 million in acquisition and integration charges, a benefit of $23 million related to the fair value adjustment on the debentures, and other amounts as summarized in a table below.

•
Total cash, cash equivalents, short-term and long-term investments was $938 million as of August 31, 2019. Free cash flow generated, before considering the impact of acquisition and integration expenses, restructuring costs and legal proceedings, was $17 million. Cash generated from operations was $18 million and capital expenditures were $4 million.

“In the quarter, our QNX, Cylance and Licensing businesses executed at or better than our expectations. We achieved break-even non-GAAP earnings per share and generated free cash flow even with increased investments in sales and product development to support future growth,” said John Chen, Executive Chairman and CEO, BlackBerry.
“We are encouraged by the positive reception on BlackBerry Intelligent Security, and we have a number of exciting new product launches in the next six months.”
“Recent market consolidation has validated our thought leadership and the holistic strategy we shared last year. We are integrating our endpoint management and AI technologies and capabilities on one platform to address the high-growth endpoint security market.”

Management Change
With its focus on long-term, sustainable growth, BlackBerry announces that Steve Capelli will move into the newly-created role of Chief Revenue Officer to drive revenue-generating and business development activities across the company. BlackBerry promotes Steve Rai from Deputy Chief Financial Officer to Chief Financial Officer. These changes take effect as of October 1, 2019.

Outlook
BlackBerry estimates fiscal 2020 total company non-GAAP revenue growth to be in the range of 23% to 25%, driven by a double-digit percentage increase in billings year-over-year, and non-GAAP profitability for fiscal 2020.

Reconciliation of GAAP revenue, gross margin, gross margin percentage, income (loss) before income taxes, net income (loss) and basic earnings (loss) per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share for the three months ended August 31, 2019:

Q2 Fiscal 2020 Non-GAAP Adjustments		For the Three Months Ended August 31, 2019
		(in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$244	$176	72.1%	$(43)	$(44)	$(0.08)
Debentures fair value adjustment (2)	Debentures fair value adjustment	—	—	—%	(23)	(23)
Restructuring charges (3)	Cost of sales	—	1	0.4%	1	1
Restructuring charges (3)	Selling, marketing and administration	—	—	—%	2	2
Software deferred revenue acquired (4)	Revenue	17	17	1.8%	17	17
Software deferred commission expense acquired (5)	Selling, marketing and administration	—	—	—%	(4)	(4)
Stock compensation expense (6)	Cost of sales	—	1	0.4%	1	1
Stock compensation expense (6)	Research and development	—	—	—%	3	3
Stock compensation expense (6)	Selling, marketing and administration	—	—	—%	10	10
Acquired intangibles amortization (7)	Amortization	—	—	—%	36	36
Business acquisition and integration costs (8)	Selling, marketing and administration	—	—	—%	2	2
Adjusted		$261	$195	74.7%	$2	$1	$0.00
Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP basic earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the second quarter of fiscal 2020, the Company reported GAAP gross margin of $176 million or 72.1% of revenue. Excluding the impact of stock compensation expense and restructuring charges included in cost of sales and software deferred revenue acquired included in revenue, non-GAAP gross margin was $195 million, or 74.7% of revenue.

(2)
During the second quarter of fiscal 2020, the Company recorded the Q2 Fiscal 2020 Debentures Fair Value Adjustment of $23 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)
During the second quarter of fiscal 2020, the Company incurred restructuring charges of approximately $3 million, of which $1 million was included in cost of sales and $2 million was included selling, marketing and administration expense.

(4)
During the second quarter of fiscal 2020, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $17 million, of which $16 million was included in BlackBerry Cylance and $1 million was included in IoT.

(5)	During the second quarter of fiscal 2020, the Company recorded deferred commission expense acquired but not recognized due to business combination accounting rules of approximately of $4 million.

(6)
During the second quarter of fiscal 2020, the Company recorded stock compensation expense of $14 million, of which $1 million was included in cost of sales, $3 million was included in research and development, and $10 million was included in selling, marketing and administration expense.

(7)	During the second quarter of fiscal 2020, the Company recorded amortization of intangible assets acquired through business combinations of $36 million, which was included in amortization expense.

(8)
During the second quarter of fiscal 2020, the Company recorded business acquisition and integration costs incurred through or as a result of business combinations of $2 million, which was including in selling, marketing and administration expenses.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the Quarters Ended
	August 31, 2019		May 31, 2019		February 28, 2019		November 30, 2018		August 31, 2018
North America	$179	73.4%	$160	64.8%	$176	69.0%	$151	66.8%	$133	63.3%
Europe, Middle East and Africa	47	19.3%	61	24.7%	61	23.9%	56	24.8%	53	25.3%
Other regions	18	7.3%	26	10.5%	18	7.1%	19	8.4%	24	11.4%
Total	$244	100.0%	$247	100.0%	$255	100.0%	$226	100.0%	$210	100.0%
Supplementary Revenue by Product and Service Type Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Product and Service Type

	U.S. GAAP		Adjustments		Non-GAAP
	For the Three Months Ended		For the Three Months Ended		For the Three Months Ended
	August 31, 2019	August 31, 2018	August 31, 2019	August 31, 2018	August 31, 2019	August 31, 2018
IoT	$133	$137	$1	$4	$134	$141
BlackBerry Cylance	35	—	16	—	51	—
Licensing	71	56	—	—	71	56
Other	5	17	—	—	5	17
Total	$244	$210	$17	$4	$261	$214

Conference Call and Webcast
A conference call and live webcast will be held today beginning at 8 a.m. ET, which can be accessed by dialing 1- 877-682-6267 or by logging on at BlackBerry.com/Investors. A replay of the conference call will also be available at approximately 11 a.m. ET by dialing 1-800-585-8367 and entering Conference ID #6987534 and at the link above.

About BlackBerry
BlackBerry (NYSE: BB; TSX: BB) is a trusted security software and services company that provides enterprises and governments with the technology they need to secure the Internet of Things. Based in Waterloo, Ontario, the company is unwavering in its commitment to safety, cybersecurity and data privacy, and leads in key areas such as artificial intelligence, endpoint security and management, encryption and embedded systems. For more information, visit BlackBerry.com and follow @BlackBerry.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@blackberry.com

###

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: BlackBerry’s plans, strategies and objectives including the anticipated benefits of its strategic initiatives and its intentions to expand and enhance its product and service offerings, and BlackBerry’s expectations regarding non-GAAP revenue growth, billings growth and non-GAAP profitability for fiscal 2020.

The words "expect", "anticipate", "estimate", "may", "will", "should", "could", "intend", "believe", "target", "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience, historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry's ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance; BlackBerry's ability to maintain or expand its customer base for its software and services offerings to grow revenue or achieve sustained profitability; the intense competition faced by BlackBerry; the occurrence or perception of a breach of BlackBerry's network or product security measures or an inappropriate disclosure of confidential or personal information could significantly harm its business; risks related to BlackBerry's continuing ability to attract new personnel, retain existing key personnel and manage its staffing effectively; BlackBerry's dependence on its relationships with resellers and channel partners; risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect BlackBerry's results of operations; risks related to BlackBerry's products and services being dependent upon interoperability with rapidly changing systems provided by third parties; the risk that failure to protect BlackBerry's intellectual property could harm its ability to compete effectively and BlackBerry may not earn the revenues it expects from intellectual property rights; the risk that BlackBerry could be found to have infringed on the intellectual property rights of others; the risk that litigation against BlackBerry may result in adverse outcomes; risks related to the use and management of user data and personal information, which could give rise to liabilities as a result of legal, customer and other third-party requirements; BlackBerry's ability to obtain rights to use third-party software; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry's business and harm its reputation; BlackBerry's ability to generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers; the substantial asset risk faced by BlackBerry, including the potential for charges related to its long-lived assets and goodwill; risks related to BlackBerry's indebtedness, which could adversely affect its operating flexibility and financial condition; risks related to government regulations applicable to BlackBerry's products and services, including products containing encryption capabilities, which could negatively impact BlackBerry's business; risks related to foreign operations, including fluctuations in foreign currencies; risks associated with any errors in BlackBerry's products and services, which can be difficult to remedy and could have a material adverse effect on BlackBerry's business; risks related to the failure of BlackBerry's suppliers, subcontractors, channel partners and representatives to use acceptable ethical business practices or to comply with applicable laws, which could negatively impact BlackBerry's business; BlackBerry's reliance on third parties to manufacture and repair its hardware products; risks related to the Company's success in fostering an ecosystem of third-party application developers; risks related to regulations regarding health and safety, hazardous materials usage and conflict minerals, and to product certification risks; risks related to tax provision changes, the adoption of new tax legislation or exposure to additional tax liabilities, which could materially impact BlackBerry's financial condition; risks related to the fluctuation of BlackBerry's quarterly revenue and operating results; the volatility of the market price of BlackBerry's common shares; and risks related to adverse economic and geopolitical conditions, which may negatively affect BlackBerry.

These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F and the "Cautionary Note Regarding Forward-Looking Statements" section of BlackBerry's MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. Any statements that are forward-looking statements are intended to enable BlackBerry's shareholders to view the anticipated performance and prospects of BlackBerry from management's perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting BlackBerry's financial results and performance for future periods, particularly over longer periods, given changes in technology and BlackBerry's business strategy, evolving industry standards, intense competition and short product life cycles that characterize the industries in which BlackBerry operates. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the Three Months Ended			For the Six Months Ended
	August 31, 2019	May 31, 2019	August 31, 2018	August 31, 2019	August 31, 2018
Revenue	$244	$247	$210	$491	$423
Cost of sales	68	70	49	138	101
Gross margin	176	177	161	353	322
Gross margin %	72.1%	71.7%	76.7%	71.9%	76.1%
Operating expenses
Research and development	62	71	51	133	112
Selling, marketing and administration	132	121	106	253	206
Amortization	48	49	35	97	72
Debentures fair value adjustment	(23)	(28)	(70)	(51)	(42)
	219	213	122	432	348
Operating income (loss)	(43)	(36)	39	(79)	(26)
Investment income, net	—	3	5	3	11
Income (loss) before income taxes	(43)	(33)	44	(76)	(15)
Provision for income taxes	1	2	1	3	2
Net income (loss)	$(44)	$(35)	$43	$(79)	$(17)
Earnings (loss) per share
Basic	$(0.08)	$(0.06)	$0.08	$(0.14)	$(0.03)
Diluted	$(0.10)	$(0.09)	$(0.04)	$(0.19)	$(0.08)

Weighted-average number of common shares outstanding (000s)
Basic	552,343	551,845	537,299	552,096	537,136
Diluted	612,843	612,345	597,799	612,596	597,636
Total common shares outstanding (000s)	548,336	547,922	537,768	548,336	537,768

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Balance Sheets

	As at
	August 31, 2019	February 28, 2019
Assets
Current
Cash and cash equivalents	$460	$548
Short-term investments	389	368
Accounts receivable, net	194	194
Other receivables	18	19
Income taxes receivable	10	9
Other current assets	60	56
	1,131	1,194
Restricted cash and cash equivalents	34	34
Long-term investments	55	55
Other long-term assets	35	28
Deferred income tax assets	—	2
Operating lease right-of-use assets	145	—
Property, plant and equipment, net	79	85
Goodwill	1,458	1,463
Intangible assets, net	996	1,068
	$3,933	$3,929
Liabilities
Current
Accounts payable	$37	$48
Accrued liabilities	191	192
Income taxes payable	18	17
Deferred revenue, current	249	214
	495	471
Deferred revenue, non-current	107	136
Operating lease liabilities	135	—
Other long-term liabilities	6	19
Long-term debt	627	665
Deferred income tax liabilities	1	2
	1,371	1,293
Shareholders’ equity
Capital stock and additional paid-in capital	2,722	2,688
Deficit	(125)	(32)
Accumulated other comprehensive loss	(35)	(20)
	2,562	2,636
	$3,933	$3,929

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	For the Six Months Ended
	August 31, 2019	August 31, 2018
Cash flows from operating activities
Net loss	$(79)	$(17)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	107	79
Deferred income taxes	1	—
Stock-based compensation	31	39
Non-cash consideration received from contract with a customer	(8)	—
Debentures fair value adjustment	(51)	(42)
Operating leases	(10)	—
Other	4	2
Net changes in working capital items:
Accounts receivable, net	—	6
Other receivables	1	19
Income taxes receivable	(1)	11
Other assets	(10)	(9)
Accounts payable	(11)	(12)
Income taxes payable	1	2
Accrued liabilities	(26)	(43)
Deferred revenue	4	(7)
Other long-term liabilities	—	(6)
Net cash provided by (used in) operating activities	(47)	22
Cash flows from investing activities
Acquisition of long-term investments	—	(1)
Acquisition of property, plant and equipment	(6)	(9)
Proceeds on sale of property, plant and equipment	—	1
Acquisition of intangible assets	(16)	(16)
Business acquisitions, net of cash acquired	1	—
Acquisition of short-term investments	(553)	(2,178)
Proceeds on sale or maturity of short-term investments	532	1,939
Net cash used in investing activities	(42)	(264)
Cash flows from financing activities
Issuance of common shares	3	2
Finance lease liability	(1)	—
Net cash provided by financing activities	2	2
Effect of foreign exchange loss on cash, cash equivalents, restricted cash, and restricted cash equivalents	(1)	(2)
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents during the period	(88)	(242)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	582	855
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$494	$613

As at	August 31, 2019	February 28, 2019
Cash and cash equivalents	$460	$548
Restricted cash and cash equivalents	$34	$34
Short-term investments	$389	$368
Long-term investments	$55	$55

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19	Q1 FY20	Q2 FY20

IoT	$126	$137	$149	$145	$557	$136	$133
BlackBerry Cylance	—	—	—	2	2	32	35
Licensing	63	56	68	99	286	72	71
Software and services	189	193	217	246	845	240	239
Other	24	17	9	9	59	7	5
Revenue	213	210	226	255	904	247	244
Cost of sales	52	49	56	49	206	70	68
Gross margin	161	161	170	206	698	177	176
Operating expenses
Research and development	61	51	55	52	219	71	62
Selling, marketing and administration	100	106	93	110	409	121	132
Amortization	37	35	33	31	136	49	48
Debentures fair value adjustment	28	(70)	(69)	(6)	(117)	(28)	(23)
Settlements, net	—	—	—	(9)	(9)	—	—
Total operating expenses	226	122	112	178	638	213	219
Operating income (loss)	(65)	39	58	28	60	(36)	(43)
Investment income, net	6	5	2	4	17	3	—
Income (loss) before income taxes	(59)	44	60	32	77	(33)	(43)
Provision for (recovery of) income taxes	1	1	1	(19)	(16)	2	1
Net income (loss)	$(60)	$43	$59	$51	$93	$(35)	$(44)
Earnings (loss) per share
Basic earnings (loss) per share	$(0.11)	$0.08	$0.11	$0.09	$0.17	$(0.06)	$(0.08)
Diluted earnings (loss) per share	$(0.11)	$(0.04)	$(0.01)	$0.08	$0.00	$(0.09)	$(0.10)
Weighted-average number of common shares outstanding (000s)
Basic	536,964	537,299	540,406	547,272	540,477	551,845	552,343
Diluted	536,964	597,799	600,906	615,593	616,467	612,345	612,843

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19	Q1 FY20	Q2 FY20
Debentures fair value adjustment	28	(70)	(69)	(6)	(117)	(28)	(23)
Restructuring charges	4	3	1	3	11	1	3
Software deferred revenue acquired	4	4	2	2	12	20	17
Software deferred commission acquired	—	—	—	—	—	(5)	(4)
Stock compensation expense	18	21	15	14	68	17	14
Acquired intangibles amortization	22	22	20	18	82	35	36
Business acquisition and integration	1	(2)	5	8	12	1	2
Settlements, net	—	—	—	(9)	(9)	—	—
Acquisition valuation allowance	—	—	—	(21)	(21)	(1)	—
Total Non-GAAP Adjustments	$77	$(22)	$(26)	$9	$38	$40	$45

Non-GAAP Gross Profit	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19	Q1 FY20	Q2 FY20
GAAP revenue	$213	$210	$226	$255	$904	$247	$244
Software deferred revenue acquired	4	4	2	2	12	20	17
Non-GAAP revenue	217	214	228	257	916	267	261
Total cost of sales	52	49	56	49	206	70	68
Non-GAAP adjustments to cost of sales	(1)	(2)	(1)	(2)	(6)	(2)	(2)
Non-GAAP Gross Profit	$166	$167	$173	$210	$716	$199	$195

Adjusted EBITDA	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19	Q1 FY20	Q2 FY20
GAAP operating income (loss)	$(65)	$39	$58	$28	$60	$(36)	$(43)
Non-GAAP adjustments to operating income (loss)	77	(22)	(26)	30	59	41	45
Non-GAAP operating income	12	17	32	58	119	5	2
Amortization	41	38	37	33	149	53	54
Acquired intangibles amortization	(22)	(22)	(20)	(18)	(82)	(35)	(36)
Adjusted EBITDA	$31	$33	$49	$73	$186	$23	$20

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Income and Non-GAAP Earnings per Share	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19	Q1 FY20	Q2 FY20
GAAP net income (loss)	$(60)	$43	$59	$51	$93	$(35)	$(44)
Total Non-GAAP adjustments (three months ended, after-tax)	77	(22)	(26)	9	38	40	45
Non-GAAP Net Income	$17	$21	$33	$60	$131	$5	$1
Non-GAAP Earnings per Share	$0.03	$0.04	$0.06	$0.11	$0.24	$0.01	$0.00
Shares outstanding for Non-GAAP earnings per share reconciliation	536,964	537,299	540,406	547,272	540,477	551,845	552,343

Non-GAAP revenue, non-GAAP income before income taxes, non-GAAP net income, non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax Restructuring Details

	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19	Q1 FY20	Q2 FY20
Cost of sales	$—	$1	$—	$1	$2	$1	$1
Research and development	2	—	—	—	2	—	—
Selling, marketing and administration	2	2	1	2	7	—	2
Total restructuring charges	$4	$3	$1	$3	$11	$1	$3
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY19	Q2 FY19	Q3 FY19	Q4 FY19	FY19	Q1 FY20	Q2 FY20
Cost of sales amortization
Property, plant and equipment	$2	$1	$2	$1	$6	$1	$2
Intangible assets	2	2	2	1	7	3	4
Total in cost of sales	4	3	4	2	13	4	6

Operating expenses amortization
Property, plant and equipment	3	3	4	4	14	5	4
Intangible assets	34	32	29	27	122	44	44
Total in operating expenses amortization	37	35	33	31	136	49	48

Total amortization
Property, plant and equipment	5	4	6	5	20	6	6
Intangible assets	36	34	31	28	129	47	48
Total amortization	$41	$38	$37	$33	$149	$53	$54

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 24, 2019	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer